

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

<u>Via E-mail</u>
Mr. Mark T. Taggatz
President
Aquentium, Inc.
5188 Western Way
Perris, CA 92571

>   **Re: Aquentium, Inc.**
>   **Form 8-K Item 1.01 and 2.01**
>   **Filed December 16, 2011**
>   **Form 8-K/A Items 1.01 and 2.01**
>   **Filed December 22, 2011**
>   **Form 8-K/A Item 4.01**
>   **Filed January 9, 2012**
>   **File No. 0-23402**

Dear Mr. Taggatz

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jenn Do

                                        Jenn Do
                                        Staff Accountant